Exhibit 99.1

IsoEnergy Commences 2026 Winter Drilling Program at the Larocque East Project, Athabasca Basin

TORONTO, Jan. 20, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the commencement of its 2026 winter exploration program on the Larocque East project (the "Project"), which hosts the high-grade Hurricane deposit, in the eastern Athabasca Basin, Canada. The program comprises approximately 5,200 m diamond drilling, up to 13 drill holes, targeting resource expansion at the Hurricane deposit as well as greenfield targets extending up to three kilometres east along trend (Figure 1).

The Hurricane deposit hosts a current Mineral Resource of 48.6 Mlb U3O8 at 34.5% U3O8 Indicated, and 2.7 Mlb U3O8 at 2.2% U3O8 Inferred. The Project benefits from excellent infrastructure, located approximately 40 km northwest of the McClean Lake mill (Figure 2), and features relatively shallow mineralization at ~325 m, supporting efficient exploration and future development optionality.

Highlights

•	Winter drilling has commenced following successful mobilization, targeting Hurricane resource expansion targets and greenfield targets up to three kilometres along strike to the east (Figure 1).
•	Resource Expansion: Targets to be tested include the North Trend where 2025 drill hole LE25-218 intersected 0.312% U3O8 over 0.5 m seven metres below the unconformity, and the South Trend where 2025 drill hole LE25-207 intersected 1.61% U3O8 over 0.5 m in the basal sandstone immediately above the unconformity and a second 0.5 m interval, 4.5 m below the unconformity that returned 1.71% U3O8 (see press release dated December 3, 2025).
•	Greenfield Targets: Drilling is planned to follow-up on 2025 drill hole LE25-202 that intersected 1.05% U3O8 over 0.5 m about 20 m down hole from the unconformity 2.8 km east of Hurricane. This represents the strongest mineralized intersection encountered on the Project outside the Hurricane deposit area (see press release dated December 3, 2025).

Dan Brisbin, Vice President of Exploration, stated, "Our project team has mobilized to the Larocque camp, and we are excited to launch our winter exploration program. Planned drilling is expected to build on positive 2025 results and continue our approach of both testing deposit expansion targets around the margins of the Hurricane deposit and exploring for new deposits along the highly prospective Larocque Trend."

Resource Expansion Targets at Hurricane

Drilling will focus on resource expansion targets along the North and South trends that flank the Hurricane deposit. These trends are situated within a low seismic velocity anomaly identified by ambient noise tomography (ANT), which is interpreted to map the prospective Hurricane alteration zone. Uranium mineralization was intersected on both trends in 2025 drill holes. Additional drill holes will test targets up to three kilometres along trend to the east of the Hurricane deposit, where drill hole LE25-202 intersected basement-hosted mineralization in 2025.

North Trend

The North Trend is characterized by discontinuous faults in sandstone and basement, associated with anomalous uranium geochemistry up to 50 metres north of the Hurricane deposit. Drill hole LE25-218 was completed on the North Trend during the summer of 2025 to test the unconformity down-dip of anomalous uranium geochemistry and alteration mineralogy previously intersected in the sandstone column in 2020 drill hole LE20-56. Hole LE25-218 intersected 0.312% U3O8 over 0.5 m located 7 m below the unconformity at 368.6 m (see news release dated December 3, 2025). Elevated uranium mineralization is associated with hematite alteration, flanked by patchy clay and chlorite alteration, within a graphitic cordierite pelite unit. This graphitic basement unit lies approximately 50 m north of the graphitic host rocks and fault structures that underlie the Hurricane deposit. Winter 2026 drilling will continue to test for fertile structure within this area of coincident anomalous uranium geochemistry and ANT low velocity response on the north flank of the Hurricane deposit.

South Trend

The prospectivity of the South Trend remains strong and remains open to the east of LE25-212A (Figure 1). Winter 2026 drilling will test this trend both close to Hurricane and to the east, where the trend remains open. The potential of the South Trend is highlighted by mineralization intersected near the unconformity in drill holes LE25-207, LE25-210, LE21-101 and LE22-115A. The 2025 drill hole LE25-207 returned 1.61% U3O8 over a 0.5 m interval in the basal sandstone immediately above the unconformity at 323.8 m. A second 0.5 m interval, 4.5 m below the unconformity, returned 1.71% U3O8. LE25-210, also drilled in 2025, returned 0.486% U3O8 over a 0.5 m interval, located three metres below the unconformity at 320.6 m. Highly anomalous uranium in LE25-210 is not restricted to this interval. Two metres up hole a 2.5 m interval from 1.5 m above the unconformity to 1.0 m below the unconformity returned an average of 0.115% U3O8 (see press release dated December 3, 2025). Clay mineralogy within the sandstone column of the twelve holes drilled in 2025 is dominated by illite, with lesser amounts of kaolinite and chlorite, which is an assemblage consistent with prospective hydrothermal alteration associated with unconformity-related uranium systems. The prospective clay mineralogy extends for 190 m or more up hole from the unconformity in most drill holes. Background dickite is only a component of the lower sandstone spectral mineralogy in LE25-210 and LE25-212. Significant segments of the South trend remain undertested.

Target Area D

Drill hole LE25-202, completed 2.8 km east of the Hurricane deposit in the winter of 2025, intersected the best mineralized intersection on the project outside of the Hurricane deposit area. The intersection returned 1.05% U3O8 over 0.5 m approximately 20 m down hole from the unconformity at 270.3 m in a broader interval that returned 0.583% U3O8 over 1.5 m (see press release dated December 3, 2025). Follow-up holes were drilled on section and to the southwest, but step-outs could not be completed to the northeast because drilling on a lake is required to test these targets.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration, who is a "Qualified Person" (as defined in NI 43-101 - Standards of Disclosure for Mineral Projects). See the December 3, 2025, press releases information on assurance/quality control procedures, as well as the complete exploration results from the previous programs disclosed herein.

For additional information regarding the Company's Larocque East Project, including the current mineral resource estimate for IsoEnergy's Hurricane deposit, please see the technical report entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available on the Company's profile at www.sedarplus.ca

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information
This press release contains forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities for 2026 and the anticipated results thereof. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as  planned and will be reported when anticipated ; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates
The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada and Australia, as applicable, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the "SEC").  Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

For More Information, Please Contact: Philip Williams, CEO and Director info@isoenergy.ca, 1-833-572-2333